Special Value Expansion Fund, LLC

February 15, 2008

Kevin Rupert
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-4720

Re:	Special Value Expansion Fund, LLC
File No. 811-21629

Dear Mr. Rupert:

I am writing in response to your recent comments regarding certain filings of Special Value Expansion Fund, LLC (the “Registrant”).

I.	N-SAR Internal Control Report Signature

You noted that the auditor’s signature was missing from the copy of the internal control letter included as Exhibit 99.77.B in the Registrant’s Form N-SAR-B filing for the fiscal year ended September 30, 2006. The Registrant had received a signed copy of the internal control letter from the auditor, but the signature was inadvertently excluded when the letter was Edgarized. The Registrant has filed an amended Form N-SAR-B with the Edgarized signature included.

II.	Custody Certificates

You inquired regarding whether the Registrant should file Forms N-17f-1 or N-17f-2. As the securities and similar investments of the Registrant are neither maintained in the custody of the Registrant nor in the custody of a member of a national securities exchange, the Registrant does not believe that the filing of Forms N-17f-1 or N-17f-2 is required.

III.	Annual Shareholder Report - Fair Valued Securities

You suggested that the Registrant footnote securities listed in the Statement of Investments included in Item 1 of the Registrant’s Form N-CSR that are valued at fair value as determined in good faith by the board of directors. We discussed that Regulation S-X Rule 6-03 requires the Registrant to state in a footnote to the financials the methods of valuation, and that the Registrant appropriately made such disclosure. We also discussed that Rule 6-03 does not require separate disclosure regarding the method of valuation for each security. In any case, the Registrant believes that the adoption of SFAS No. 157, Fair Value Measurements, which expands disclosures about fair value measurements, would satisfy the spirit of your request.

2951 28th Street, Suite 1000  Santa Monica, CA 90405
Telephone 310.566.1000  Facsimile 310.899.4950  www.tennenbaumcapital.com

IV.	Annual Shareholder Report - Illiquid Securities

You suggested that the Registrant footnote each security listed in the Statement of Investments included in Item 1 of the Registrant’s Form N-CSR that is “illiquid.” We discussed that the Registrant’s Schedule of Investments appropriately footnoted all “restricted” securities as required by Regulation S-X Rules 12-12 and 12-14. We further discussed that Rule 12-13 requires that each investment other than a security that is not readily marketable must be noted, but that this Rule does not apply to the investments of the Registrant (which are securities). Thus, Regulation S-X itself distinguishes between restricted securities (i.e. those which have legal impediments to free marketability) and illiquid assets (i.e. those which are not readily marketable). Nothing in Regulation S-X requires footnoting illiquid securities. The Registrant also notes that the shareholders of the Registrant are all “Accredited Investors” as defined in Rule 501(a) under the Securities Act of 1933, “Qualified Clients” within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, and/or “Qualified Institutional Buyers” within the meaning of Rule 144A under the Securities Act of 1933, and believes that the Private Placement Memorandum of the Registrant adequately describes the types of investments contemplated by the Registrant’s investment program. Accordingly, the Registrant believes that the disclosures in the financial statements are adequate in light of the requirements of applicable rules and regulations and the sophistication of the Registrant’s shareholders.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, on behalf of the Registrant and its employees and members, I thank you for your review and comments. We hope the foregoing responses are satisfactory.

Sincerely,

/s/ Paul L. Davis

Paul L. Davis
Chief Compliance Officer
Vice President, Finance